Cementos Lima S.A.

[redacted]

04035699

FILE NO.
82-3911

SEC MAIL RECEIVED PROCESSING
JUL 20 2004
WASH. D.C. 185 SECTION

VAL-078-04
July 15, 2004

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

SUPPL

1. Quarterly Report as of March 31, 2004.

   Date: filed with CONASEV on April 30, 2004.

   Required by: CONASEV

2. Monthly information as of June 30, 2004 relating ADR holders' share on the Capital Stock.

   Date: filed with CONASEV on July 08, 2004.

   Required by: CONASEV

3. Quarterly information as of June 30, 2004 relating ADR transactions.

   Date: filed with CONASEV on July 08, 2004.

   Required by: CONASEV

Very truly yours,

PROCESSED
JUL 21 2004
THOMSON FINANCIAL

7/21

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-075-04

July 08, 2004

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of June 30, 2004.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-076-04

July 08, 2004

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Articles 7° and 10° of Resolucion CONASEV N° 358-93-EF/94.10.0, we are attaching our ADR's quarterly reports received from our depositary bank, THE BANK OF NEW YORK, as of June 30, 2004.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

ADR REPORT: CEMENTOS LIMA S.A. - LEVEL I

	01/04/04 30/06/04
NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	36,257
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	17.71
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

ADR REPORT: CEMENTOS LIMA S.A. - 144A

01/04/04
30/06/04

NUMBER OF ADRs ISSUED:	0
NUMBER OF ADRs CANCELLED:	0
NUMBER OF ADRs OUTSTANDING:	0
# OF REGISTERED SHAREHOLDERS:	1
ADR PRICE:	17.71
ADR/PRICE INDEX:	0.000
ADR/ORDINARY RATIO :	1: 1

FILE: TRA-ADRS1

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Newsletter as of first quarter 2004



1
2
3
4

Cementos Lima S.A.

ECONOMIC ENVIRONMENT

Peru's Gross Domestic Product (GDP) increased by 4,6% in 1Q04, with respect to the same period of 2003. At the same time, the Construction Sector increased 7,2%, while domestic demand for cement increased 6,8%.

With respect to the variation of the inflation indices, during 1Q04 the Consumer Price Index and the Wholesale Price Index increased by 2,10% and 2,83%, respectively. Comparatively, during 1Q03 those indices increased by 1,83% and 1,10%, respectively.

During this first quarter, the Peruvian Nuevo Sol revaluated 0,09% against the US dollar in nominal terms, considering the average selling quote at the end of the period. On March 31st, 2004, the exchange rate quotes for selling and buying US dollars were S/. 3,461 and S/.3,459 per dollar, respectively.

CORPORATE MATTERS

On January 29th, 2004, the Board of Directors declared a cash dividend of US$ 0,14 per common share and US$ 0,014 per investment share, paid from March 2nd, 2004. This dividend totaled US$ 5 837 543 and was on account of fiscal year 2003's retained earnings.

On March 30th, 2004, the Obligatory General Meeting of Shareholders approved the Annual Report and the Balance Sheet, Profit and Loss Statement, Changes in Net Equity and Cash Flow Statements corresponding to the fiscal year 2003. As well, the Board of Directors was elected for a two year period and the external auditors were designated for 2004 fiscal year's review.

ENVIRONMENT AND NATURAL RESOURCES

During the first quarter of the year, the following activities were carried out to preserve the ecological environment:

1. Related to the Government's ministries and institutions:

- Environmental monitoring of air quality, noise and water from the mining concessions "Las Hienas", "Cristina" and from the Atocongo's plant and quarry, in accordance with the commitments assumed in the respective Environmental Impact Studies ("EIS") in charge of the Production Ministry.

- Continuation of the detailed study for the closure of Atocongo's industrial plant and quarry, in accordance with the compromises assumed in the environmental Management and Compliance Program "PAMA".

- Ongoing investigation through the use of pilot artificial swamps, in charge of the company "ARPL Tecnología Industrial", in respect with the Residual Water Treatment System by "wetlands", which will allow the treatment of 250 000 m3 of effluents that will be used for the irrigation of green areas and in the production process, activity framed within PAMA's investments program.

2. Related to community support:

- The company continued with the implementation of educational programs in the "South Cone" of Lima by the "Matemáticas para todos" program, the Pilot Program for Environmental Education, the "Jovenes Líderes – Buenas Voz 2004" program, and the Program of Educational Cooperation.

- It also continued with the technical support to the ecological laboratories, archeological research projects, preservation of flora and fauna and the "Flor the Amancaes" rescue projects.

- The Company also gave support with infrastructural projects to different communities of the "South Cone" of Lima, other parts of Lima and some rural communities .

OPERATIONS AND PRODUCTION

The Company's cement production slightly decreased during 1Q04 (0,4%) with respect to 1Q03, from 456 893 t to 454 900 t. From the total cement produced, 350 343 t corresponds to type I cement, 78 566 t to type II of low alkali content cement and 25 991 t to type IP cement.

On the other hand, the Company's clinker production during the period increased considerably in 26,4% with respect to the same period of 2003, from 476 296 t to 602 034 t, due to the even performance of Kiln II during this quarter. The production of clinker included 388 101 t of clinker type I, 78 531 t of clinker type I of low alkali content (new product developed for export already to the U.S. market of cement type I of low alkali content), 93 653 t of clinker type II of

TABLE N° 1
CEMENTOS LIMA S.A.
(in thousands of metric tons)

YEAR	QTR	Production		Cement Dispatches*	
		Clinker	Cement	C. Lima	Perú
2003	I	476,3	456,9	374,4	945,7
	II	469,6	504,7	360,1	889,7
	III	518,6	467,2	378,6	987,7
	IV	458,4	426,2	388,2	1 012,2
	I-IV	1 922,9	1 855,0	1 501,3	3 835,3
2004	I	602,0	454,9	399,1	1 010,4
Variation					
04-I/03-I		26,4%	-0,4%	6,6%	6,8%
04-I/03-IV		31,3%	6,7%	2,8%	-0,2%

* Only domestic dispatches are included.

low alkali content, and 41 749 t of clinker type V (another new product also specially developed for a possible future export to the U.S.A.). It is important to highlight that Kiln I remained shut down during the first quarter of the year.

Clinker and cement production figures, as well as cement domestic dispatches, are shown in Table No 1.

The Conchán's port operations, expressed in total tonnage, increased 8,1% when compared to 1Q03 mainly due to the increase of clinker exports. The annual variation in tons of loaded or unloaded product is shown below:

PRODUCT	First Quarter 2004	N° of Vessels	First Quarter 2003	N° of Vessels	volumen % Variation
CEMENT	61 424	2	81 596	3	-24,72
CLINKER	58 199	2	26 555	1	119,16
COAL	71 720	2	54 431	2	31,76
GRAINS	---	-	14 475	1	---
TOTAL HANDLED	191 343	6	177 057	7	8,07

MARKET

Domestic

The Company's domestic cement dispatches grew 6,6% from 374 400 t during 1Q03 to 399 062 t during 1Q04. Similarly, domestic cement dispatches grew 2,8% when compared to 4Q03. This is in good proportion the reflection of the greater impulse given to the construction of houses by the "Mi Vivienda" and "Techo Propio" Governmental programs.

CEMENTOS LIMA S.A.

Income Statement

(in thousands of constant nuevos soles as of March 31, 2004)

	Three Month Period:				
	First Quarter 2004		First Quarter 2003		Percent Change
		%		%	%
Net Sales	137 154	100	132 451	100	4
Cost of sales	(58 110)	(42)	(58 040)	(44)	0
Gross Margin	79 044	58	74 411	56	6
Operating Expenses					
Depreciation and amortization	(22 934)	(17)	(22 846)	(17)	0
Administrative	(12 199)	(9)	(9 887)	(7)	23
selling	(5 829)	(4)	(3 476)	(3)	68
Total Operating Expenses	(40 962)	(30)	(36 209)	(27)	13
Operating Income	38 082	28	38 202	29	0
Comprehensive Financial (Expense) Income					
Financial (expense) income, net	(680)	0	(1 203)	(1)	(43)
Gain (Loss) from monetary position	3 350	2	(2 270)	(2)	(248)
Total Comprehensive Financial (Expense) income	2 670	2	(3 473)	(3)	(177)
Other Income (Expenses)	1 349	1	(547)	0	(347)
Income Before Tax and Employees	42 101	31	34 182	26	23
Employees' Profit Sharing	(4 377)	(3)	(301)	0	1 354
Income Tax	(11 817)	(9)	(8 934)	(7)	32
Net Income	25 907	19	24 947	19	4
Legal Reserve	2 234	2	843	1	165
Net Unrestricted Income	28 141	21	25 790	19	9

Likewise, total domestic cement dispatches also increased 6,8%, from 945 721 t during 1Q03 to 1 010 429 t during 1Q04.

Consequently, the Company's market share, considering dispatched volumes, was 39,5%, similar to the one reached during 1Q03.

The Company did not make any price adjustments during this first quarter of the year, consequently maintaining the same prices established on May 16th, 2001.

As a consequence, the average domestic price for Type I cement during 1Q04 (figures are net ex-plant per metric ton, excluding packaging, distribution fee and general sales tax), in constant nuevos soles as of March 31st, 2004, was S/. 297,88/t, 4,24% lower than the average of S/. 311,09/t for 1Q03. In US dollars equivalent, the weighted average price for Type I cement during 1Q04 was US$ 85,81/t, 0,39% higher than the US$ 85,47/t of the same period of 2003.

Exports

During 1Q04 the total volume exported added up to 119 623 t, 10,6% higher than the total volume exported during 1Q03, when exports reached 108 151 t.

From the total exported during this first quarter, 61 424 t or 51,3% corresponded to type II cement of low alkali content, destined to USA. Likewise, 58 199 t or 48,7% corresponded to type I clinker, destined to Chile and USA.

During 1Q04 exports equated to 23,1% of the total volume dispatched by the Company, slightly higher than the 22,4% reached during 1Q03.

QUALITY MANAGMENT

During 1Q04 the First Internal Audit to the Quality Management System programmed for this year took place. Ten of the company's internal auditors reviewed said management system under the ISO 9001, 2001 Version criteria. Using the established focus on the processes, they found some non fulfillments and improvement opportunities that were translated into Non Conformity Reports, which are now in the process of taking corrective or preventive actions.

Net sales, including exports, during 1Q04 in constant nuevos soles as of March 31st, 2004, added up to S/. 137,2 million, 3,5% higher than in the same period of 2003. The growth was due to the 3,6% increase of domestic sales, because of the higher volume dispatched net of a lower selling price at constant values (given prices have not been increased as indicated previously) and the 2,9% increase of exports revenue.

Cost of sales, including exports, in constant nuevos soles as of March 31st, 2004, was S/. 58,1 million, only 0,1% higher than in 1Q03.

The higher volume dispatched in the local market and the higher gross margin in exports made possible an increase of the combined gross margin, from 56,2% to 57,6%, which meant a 6,2% increase compared to the previous period.

Operating expenses that totaled S/. 40,9 million were 13,1% higher than 2003 due to higher sales, personnel and donations expenses.

Operating income reached S/. 38,1 during 1Q04, amount slightly lower than the S/. 38,2 million of 1Q03, due to the same reasons mentioned in the previous paragraphs.

Total comprehensive financial expenses went from a net expense in 2003 to a net income in 2004, due to lower net financial expenses from the amortization of

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of March 31, 2004)

	BALANCE SHEET	
ASSET	March 31, 2004	Decembre 31, 2003
CURRENT ASSETS		
Cash and Cash Equivalents	3 164	2 789
Accounts Receivable	22 702	22 717
Trade accounts receivable	34 166	8 645
Affiliates	6 980	6 995
Other accounts receivable	63 848	38 357
Inventories		
Cement	2 704	2 160
Work in process	49 290	48 947
Raw materials	17 832	21 883
Spare parts, materials and supplies	65 618	66 214
Goods in transit	3 782	5 193
Quarry development	35 307	32 935
	174 533	177 332
Prepaid Expenses	6 270	6 411
TOTAL CURRENT ASSETS	247 815	224 889
Affiliates		
Accounts Receivable - Long Term	11 490	11 818
Investment in Securities	28 110	28 111
Fixed Assets	640 373	657 221
Other Assets	50 812	50 089
TOTAL ASSETS	978 600	972 128
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	69 450	56 484
Trade Account Payable	13 415	10 149
Income and Payroll Taxes	9 435	5 830
Vacation and profits Sharing	7 503	10 944
Dividends Payable	11	174
Customers' Deposits	4 296	4 969
Affiliates	30	1 882
Other Accounts Payable	18 254	27 035
Current Portion of Long Term Debt	23 650	28 607
TOTAL CURRENT LIABILITIES	146 044	146 074
Deferred Taxes and Other	56 777	54 986
Long Term Debt	15 575	16 024
TOTAL LIABILITIES	218 396	217 084
STOCKHOLDERS' EQUITY		
Capital Stock	385 297	385 297
Investment Shares	49 772	49 772
Retained Earnings		
Legal Reserve	73 853	75 921
Reinvested profit-law 27394	-	-
Undistributed earnings, previous year	223 141	184 879
Undistributed earnings, current year	28 141	59 175
TOTAL STOCKHOLDERS' EQUITY	760 204	755 044
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	978 600	972 128

CEMENTOS LIMA S.A.

(in thousands of constant nuevos soles as of March 31, 2004)

STATEMENTS OF CASH FLOW

	March 31, 2004		March 31, 2003	
1. CASH FLOW FROM OPERATING ACTIVITIES				
Net Income	25 907		24 947	
Depreciation	22 209		22 304	
Withdraws and/or Adjustment of Fixed Assets	353		495	
Amortization of Intangibles / Adjustments	725		539	
Loss (Profits) due to the Non Current Monetary Position	(1 252)	47 942	3 143	51 428
		47 942		51 428
2. CHANGES IN ASSETS AND LIABILITIES				
(INCREASE) DECREASE IN ASSETS				
Trade Accounts Receivable	15		(3 611)	
Others Accounts Receivable	(25 178)		7 511	
Inventories	2 800		1 567	
Prepaid Expenses	141	(22 222)	(10 935)	(5 468)
INCREASE (DECREASE) IN LIABILITIES				
Trade Accounts Payable	3 266		2 903	
Taxes and Contributions	3 605		(1 104)	
Personnel Account	(3 441)		(7 384)	
Other Accounts Payable	(10 633)		(11 768)	
Deferred Taxes and Participations	1 791		(887)	
Advance Payment of Clients	(673)	(6 085)	(126)	(18 366)
		19 635		27 594
3. CASH FLOW IN INVESTING ACTIVITIES				
Other cash debits related to the activity	–		36 042	
Increase of Other Assets	(1 448)		(14 510)	
New Contributions to Subsidiaries	–		(26 655)	
Payment for Purchase of Fixed Assets and Current Works	(5 713)		(8 183)	
		(7 161)		(13 306)
		12 474		14 288
4. CASH FLOW FROM FINANCING ACTIVITIES				
Long Term Debt Amortization	(4 154)		(17 282)	
Increase (Decrease) of Bank Overdrafts and Loans	12 966		24 040	
Payment of Dividends	(20 911)		(8 183)	
		(12 099)		(14 944)
		375		(656)
INITIAL CASH BALANCE		2 789		6 242
FINAL CASH BALANCE		3 164		5 586

the long term debt and despite the application of the new Financial Transactions Tax ("ITF") and, mainly, a profit from monetary position due to a change in accounting practices solicited by our external auditors.

Other income shown a significant variation YOY, mainly due to higher sales of pulverized coal to third parties.

The income tax provision for the fiscal year and the workers' profit sharing had important increases, due to the adjustments these concepts underwent the previous year, related to the deduction of the Management service fee, which had been disputed by the Peruvian tax authority (Sunat). The tax authority's ruling was subsequently declared inadmissible and inapplicable by the First Civil Room of the Superior Court of Lima, on January 31st, 2003.

As a consequence of the previously stated, the net income increased by 3,8%, from S/. 24,9 million during 1Q03 to S/. 25,9 million the same period of 2004, in constant nuevos soles as of March 31st, 2004, representing 18,9% of net sales, slightly higher than the 18,8% of 1Q03.

The most important changes in the Company's Balance Sheet as of March 31st, 2004, with respect to December 31st, 2003, took place in the following accounts:

Cash and Cash Equivalent levels increased due to the higher volume dispatched in the local market.

Increase of Trade Accounts Receivable, due to advanced payments given to a subsidiary.

TABLE N° 2
CEMENTOS LIMA S.A.
Financial Ratios : 2004 - 2003

	March 31, 2004	March 31, 2003
Current Ratio	1,70	1,54
Acid Test	0,46	0,28
Cost of sales/ Net sales[1]	0,42	0,44
Total Liabilities/Total Stockholder's Equity	0,29	0,29

(1) Sobre valores al 31 de Marzo de cada ejercicio

	March 31, 2004	March 31, 2003	Variation %
Inflation Index (IPC)	106,220	103,370	2,76
Inflation Index (IPM)	161,964	156,110	3,75
Devaluation (S/./US$)	3,461	3,475	-0,40
Cemento Sol (S/./tm)	297,78	297,78	0
Cemento Atlas (S/./tm)	275,68	275,68	0

IPC = Consumer Price Index (Base December 2001)
IPM = Wholesale Price Index (Base 1994).

Slight decrease in Inventories due to lower stocks of raw materials.

Decrease in Fixed Assets, due to the year's depreciation, net of asset acquisitions.

The Total Current Liabilities' balance remained practically the same, nonetheless, accounts included inside that total like Bank Overdrafts, Trade Accou nts Payable and Income and Payroll Taxes had significant increases, but were offset by the decreases of Vacation and Profit Sharing, Other Accounts Payable and Current Portion of Long Term Debt.

The Company's financial position as of March 31st,

2004 and December 31st, 2003, is shown in Table N° 2, indicating the key financial ratios.

STOCK MARKET INFORMATION

A summary of the stock price information for 1Q04 follows (all figures are in current nuevos soles per share, except for the number of shares):

	Common Shares	Investment Shares
Number as of 31-03-04	36 926 629	47 701 066
Face value as of 31-03-04	10,00	1,00
Closing price as of 31-03-04	67,20	3,15
Highest closing price	67,45	3,80
Lowest closing price	64,50	3,00
Average closing price	66,87	3,33

The quotation of the ADS´s is as follows:

American Depository Shares (ADS)*	March. 31, 2004	Dec. 31, 2003
Number	36 257	35 463
Closing price as of	US$ 19,42	US$ 18,62

* 1 ADS = 1 common share

CONSOLIDATED FINANCIAL INFORMATION

The consolidated Balance Sheet and Profit and Loss Statements as of December 31st, 2003, are presented below.

The companies included in these consolidated financial statements are: Cementos Lima S.A., Inveco S.A. (includes Unicón S.A.), Generación Eléctrica Atocongo S.A., Depósito Aduanero Conchán S.A., Transporte Lurín S.A.,

CEMENTOS LIMA S.A. AND SUBSIDIARIES (CONSOLIDATED)

(in thousands of constant nuevos soles as of December 31, 2003)

BALANCE SHEET	December 31, 2003	December 31, 2002
ASSETS		
CURRENT ASSETS		
Cash and Cash Equivalents	6 260	36 673
Accounts Receivable		
Trade accounts receivable	45 540	29 755
Other accounts receivable	8 173	31 375
	53 713	61 130
Inventories		
Cement	9 469	1 048
Work in process	71 671	75 205
Raw materials	17 025	15 827
Spare parts, materials and supplies	68 078	76 702
Goods in transit	3 536	3 697
	169 779	172 480
Prepaid Expenses	7 448	11 765
TOTAL CURRENT ASSETS	237 200	282 048
Accounts Receivable - Long Term	17 510	17 889
Investment in Securities	3 349	3 611
Fixed Assets	682 982	747 697
Other Assets	66 076	49 584
TOTAL ASSETS	1 007 117	1 100 829
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Bank Overdrafts	51 674	75 112
Trade Accounts Payable	26 056	36 505
Income and Payroll Taxes	5 703	11 340
Vacation and Profits Sharing	10 807	12 582
Dividends payable	168	0
Customers' Deposits	7 498	2 329
Other Accounts Payable	14 813	53 612
Current Portion of Long Term Debt	28 299	69 086
TOTAL CURRENT LIABILITIES	145 018	260 567
Deferred Taxes and Other	53 148	59 629
Long term Debt	57 629	63 729
TOTAL LIABILITIES	255 795	383 925
Minority Interest	26 021	42 507
STOCKHOLDERS' EQUITY		
Capital Stock	371 128	371 128
Labor Shares	47 942	47 942
Reinvested profits-Law 27394	0	0
Legal reserve	74 737	76 769
Undistributed earnings	231 494	178 557
TOTAL STOCKHOLDERS' EQUITY	725 301	674 397
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	1 007 117	1 100 829

Minera Adelaida S.A., Naviera Conchán S.A. (the last three are not currently operating).

CEMENTOS LIMA S.A. AND SUBSIDIARIES (CONSOLDATED)

Income Statement

(in thousands of constant nuevos soles as of December 31, 2003)

	Twelve Month Period:				
	To December 31 2003		To December 31 2002		Percent Change
		%		%	%
Net Sales	453 390	100,0	456 722	100,0	(0,7)
Cost of Sales	(214 508)	(47,3)	(196 117)	(42,9)	9,4
Gross Margin	238 882	52,7	260 605	57,1	(8,3)
Operating Expenses					
Depreciation and Amortization	(76 438)	(16,9)	(77 867)	(17,0)	(1,8)
Administrative	(35 925)	(7,9)	(35 938)	(7,9)	0
Selling	(13 112)	(2,9)	(11 982)	(2,6)	9,4
Goodwill Amortization	(1 054)	(0,2)	(1 072)	(0,2)	(1,7)
Total Operating Expenses	(126 530)	(27,9)	(126 859)	(27,8)	(0,3)
Operating Income	112 352	24,8	133 746	29,3	(16,0)
Comprehensive Financial (Expense) Income					
Financial (Expense) Income, net	(3 836)	(0,8)	(7 029)	(1,5)	(45,4)
Gain (Loss) from monetary position	(1 948)	(0,4)	(5 958)	(1,3)	(67,3)
Total Comprehensive Financial (Expense) Income	(5 784)	(1,3)	(12 987)	(2,8)	(55,5)
Other Income (Expenses)	117	0	(3 210)	(0,7)	(103,6)
Income Before Tax and Employees	106 686	23,5	117 549	25,7	(9,2)
Employees' Profit Sharing	(7 920)	(1,7)	(13 205)	(2,9)	(40,0)
Income Tax	(27 609)	(6,1)	(28 637)	(6,3)	(3,6)
Net Income before minority interest	71 156	15,7	75 707	16,6	(6,0)
Monirity Interest	560	0,1	213	0	163,1
Net Income	71 716	15,8	75 290	16,5	(4,7)

RECENT DEVELOPMENTS

On April 30th, 2004, the Board of Directors declared a cash dividend of US$ 0,14 per common share and US$ 0,014 per investment share, payable from June 3rd, 2004. This dividend totals US$ 5 837 542,98 and is on account of fiscal year 2004's earnings.

Av. Atocongo 2440
Villa María del Triunfo Lima 35 - Peru
Telephone: (511) 217-0200 Telefax: (511) 217-1496
Web Page: www.cementoslima.com.pe
E-mail: postmaster@cementoslima.com.pe

Securities Depart: Phone: (511) 265-9045 Fax: (511) 470-8946